October 18, 2013

A Letter to the Board of Directors of Corinthian Colleges Inc.

Board of Directors, Corinthian Colleges Inc.
Santa Ana, California

To All Members of the Board:

We would like to start by sharing that we have been loyal shareholders of the company for around 3 years and currently hold over 2.2%
(top 10 shareholders) of the companys outstanding shares. We believe Corinthians story is a noble one and it is doing a service to its students and respective communities. We also want to be clear that we carry respect for the current management team and realize they have worked hard. Sadly, the vast majority of these efforts have either not materialized or have been in vain. Management along with everyone reading this letter undoubtedly must share many of our disappointments, frustrations and concerns.

As a long-term shareholder, it has been quite concerning to see the companys stock price languish over such a prolonged period of time. We acknowledge that management has not been dealt an easy hand over the years and some of its troubles are indeed out of their control. However, we have become increasingly concerned, about the long term viability of the company unless swift and meaningful actions are taken. Despite managements efforts to weather challenging industry dynamics through marginal cost cutting, the addition of new programs, and tuition reductions, our stock price is now approaching one of the lowest levels in the history of its listing.

Below, we have provided a list of some of our most urgent concerns along with recommendations of immediate action.

OUR CONCERNS:

1. Recent California Attorney General Job Placement Accusation:
We fear this negative publicity will further impede Corinthians ability to attract students and we fear more states may jump on the bandwagon. Even more concerning, we fear that the legal costs alone will push Corinthian dangerously close to impairment and a failing Financial Responsibility Composite Score, thus re-awakening the need to post a letter of credit. This dangerous domino effect scenario must be avoided as the consequences would be disastrous.

2. Dismal Ground School Capacity Utilization: Despite extensive efforts by management, ground school capacity utilization remains painfully low at 50%, with no signs of meaningful improvement on the horizon.

3. Student/Employee Ratio Significantly Higher: Our 15,200 employees and 81,284 students give us a student/employee ratio of 5.3 compared to an industry average of 8.8. (Interestingly, some of the best performing industry peers have the highest student/employee ratios.
Ie: Grand Canyon Educations ratio is 19.3 and Capellas is 12.7.)

4. Decline and Loss of Market Share in Online Students: The extended slide in online enrollments beyond managements prior forecasts concerns us that management either has not grasped the magnitude of the problem, has not identified how to fix the problem, or both. Additionally, we are becoming increasingly concerned that the online platform, in its current state, may not be the right fit for Corinthians target student due to the heightened hand-holding and student/teacher interaction the Corinthian student requires for success.

5. Depressed Valuation: Our shares continue to trade at the highest discount to book value (30 cents on the dollar) among industry peers as our net margins are among the lowest in the industry and no clear plan aside from cost-cutting exists. We acknowledge that the students requires additional hand-holding which requires additional time & expense and we appreciate the fact that these low net margins are a function of low capacity utilization, however, a clear operational plan with industry-average operating margin targets must be implemented.

6. Inefficient Marketing Budget: We are spending $100-$150Million in advertising mainly with Television, Yellow Pages, direct mail and newspaper advertisements, however, only 7% of enrollments were generated through these 4 costly and somewhat inefficient methods in 1H 2013. Conversely, 77% of our new student enrollments came from internet and referrals. We acknowledge the fact that all methods of advertising are inter-twined to an extent, but it is quite clear that significant savings potential exists here with the implementation of more effective and less expensive marketing methods.

7. BOD among largest in peer group: With 10 members and a median age of 66 years, our BOD is one of the largest and oldest boards among publicly traded peers. Dell computers with $25 billion market value just announced that they plan on having only 3 members on their Board.

OUR SUGGESTIONS:

1. Attorney General/Job Placement: We recommend an immediate evaluation of a possible sale of Wyotech, and/or any other non-core assets in order to free up enough cash to provide us vital breathing room to survive this most recent crisis. We believe the company has fallen into an increasingly dangerous position and the company is at crossroads. Regarding job placement, we urge you to establish a team to evaluate the quality of all existing employer relationships as well as secure more significant employer relationships/partnerships by degree/diploma. We must have higher quality employer relationships than peers to provide our students the greatest job placement edge in the for-profit education space. If we can secure relationships with employers who request specific training, then our students will have careers waiting for them immediately upon graduation.
This type of relationship would boost enrolments, improve job placement, and eliminate some of the damaging political onslaught such as the recent one.

2. A Plan to Increase Campus Capacity Utilization: Establish a team to identify and enroll the 800,000 Latin American students in California who have tried to attend Community College, but cannot find a seat due to overcrowding. Another area with great potential includes socially responsible/green diploma programs to fill classrooms, provide students with job training for the 21st century, and to gain the respect and admiration of some of our biggest political adversaries. One such example includes Natural Gas engine certificate programs which is gaining a significant presence throughout the U.S., however it is mainly taught at Community Colleges. Additionally, conduct a study on the relevancy of all existing diploma and degree programs to find which programs are most relevant and which ones are falling out of favor among students.

3. Student/Employee Ratio: Immediate 10% headcount reduction with internal plans for additional 5-10% in second half of 2014.
100 employees for 530 students are just outrageously high.

4. Through Review of Online Segment: Immediate in-depth review of the online segment beyond administrative level to address student aptitude and ability to succeed in our current online platform. Additionally, the review should identify and provide programs that are relevant in todays World.

5. Reduce Marketing Spend: Immediate reduction in traditional marketing spending by 40-50% along with in-depth review of our target markets. Cessation of all television, radio and newspaper advertising in California with the exception of Hispanic television, radio and newspapers. Appoint an in-house online & social media team to unlock highly effective and inexpensive methods of reaching out to our target students.
A restructuring of the team may be necessary as our online and social media presence is significantly lagging peers.

6. Board Size: Use the Dell model if truly possible.
We would benefit immensely from the addition of creative/innovative leaders with an entrepreneurial and problem solving spirit as directors.

7. Opportunistic Equity Buyback: As soon as Corinthian is cleared from the Financial Responsibility Composite Score, we highly urge the company to issue a repurchase of 10% of the outstanding shares over the course of calendar year 2014 to help instill investment community confidence. This timely buyback is also quite beneficial to the long-term shareholders like Shah Capital as it is taking place at very depressed prices.

8. Hire of a Financial Advisor: We strongly urge the Board to hire an advisor to unlock the true value of the Corinthian franchise through M&A unless we are right on our above listed 1 through 5 suggestions.

We highly recommend the management team to use the First Quarter
2014 Earnings Conference Call on November 5th 2013 as a platform to announce the company will be conducting a comprehensive strategic review of its entire operation.

We must bring back an entrepreneurial and start-up culture throughout the organization to rejuvenate this venerable organization for the 21st century!

We have decided not to make this letter public at this juncture or start a conversation with other large (suffering) shareholders as we respect the management team and believe you will do what is right for the company, its students, and all shareholders.
We look forward to a constructive conversation soon.


Very sincerely,
Sd
Himanshu H. Shah
CIO & Managing Partner